Exhibit 99.1

July 23, 2013

Dear Shareholder,

You are cordially invited to attend the 2013 Annual Meeting of Shareholders of NICE-Systems Ltd., to be held at NICE's executive offices at 22 Zarchin Street, Ra’annana, Israel, on Tuesday, August 27, 2013 at 11:00 a.m. local time.

At the Annual Meeting, shareholders will vote on the matters listed in the enclosed Notice of Annual Meeting of Shareholders. NICE’s board of directors recommends a vote FOR all of the proposals listed in the Notice. Management will also report on the affairs of the Company and a discussion period will be provided for questions and comments of general interest to shareholders.

We look forward to greeting personally those shareholders who are able to be present at the meeting; however, whether or not you plan to attend in person, it is important that your shares be represented. Holders of NICE ADSs will receive voting instruction cards from The Bank of New York Mellon, the depositary of the ADSs, which will enable them to instruct The Bank of New York Mellon on how to vote the NICE ordinary shares represented by their ADSs with regard to the proposals listed in the Notice of Annual Meeting of Shareholders. Accordingly, please sign and date the enclosed voting instruction card at your earliest convenience and mail it in the envelope provided.

We urge all of our shareholders to review our Annual Report on Form 20-F, which is available on our web site at www.nice.com.

Thank you for your cooperation.

Sincerely,

Zeev Bregman
President and Chief Executive Officer

NICE SYSTEMS LTD.
______________________________________________________

NOTICE OF 2013 ANNUAL GENERAL MEETING OF SHAREHOLDERS
______________________________________________________

TO BE HELD ON August 27, 2013

Notice is hereby given that the 2013 Annual General Meeting of Shareholders (the “Annual General Meeting” or the “Meeting”) of NICE-Systems Ltd. (the “Company” or “NICE”) will be held Tuesday, August 27, 2013, at 11:00 a.m., at the offices of the Company, 22 Zarchin Street, Ra’annana, Israel, for the following purposes:

1.	To elect seven (7) directors (excluding “outside directors”) to the board of directors of the Company;
2.	To re-elect two (2) outside directors;
3.	To approve the annual fee paid to the Chairman of the board of directors;
4.	To approve the grant of options to the Company's non-executive directors;
5.	To approve certain components of our Chief Executive Officer’s compensation;
6.	To approve the separation bonus for the former Chairman of the Board of Directors;
7.	To approve a compensation policy for the Company's directors and officers;
8.	To re-appoint the Company’s independent auditors and to authorize the Company’s board of directors to fix their remuneration; and
9.	To discuss the Company’s audited annual financial statements for the year ended December 31, 2012.

Approval of matters 1, 2, and 8 above will require the affirmative vote of a majority of the shares present, in person or by proxy, and voting thereon.  Approval of matters 3 through 7 will require the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter; provided that either (i) the shares voted in favor of such resolutions include a majority of the shares voted by shareholders who are not “controlling shareholders” and do not have a "personal interest" in such matter (as such terms are defined in the Israeli Companies Law) or (ii) the total number of shares voted against such matter by the disinterested shareholders described in clause (i) does not exceed 2% of the Company’s voting power. Matter 9 will not involve a vote.

Shareholders of record at the close of business on July 29, 2013, are entitled to notice of and to vote at the Meeting. All such shareholders are cordially invited to attend the Meeting in person.

Whether or not you plan to attend the Meeting, you are urged to promptly complete, date and sign the enclosed proxy and to mail it in the enclosed envelope, which requires no postage if mailed in the United States. If your shares are held via the Company’s Israeli registrar for trading on the Tel Aviv Stock Exchange, you should deliver or mail (via registered mail) your completed proxy to the offices of the Company at 22 Zarchin Street, Ra’anana, Israel, Attention: Corporate Secretary, together with a proof of ownership (ishur baalut), as of the record date, issued by your broker.  Return of your proxy does not deprive you of your right to attend the Meeting, to revoke the proxy or to vote your shares in person.

Joint holders of shares should take note that all notices to be given to the shareholders shall, with respect to any share to which persons are jointly entitled, be given to whichever of such persons is named first in the Register of Shareholders of the Company, and any notice so given shall be sufficient notice to the holders of such share, and furthermore, pursuant to Article 26(d) of the Articles of Association of the Company, the vote of the senior holder of the joint shares who tenders a vote, in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s). For this purpose seniority will be determined by the order in which the names stand in the Register of Shareholders of the Company.

Should changes be made to any proposal after the publication of this Proxy Statement, we will communicate the changes to our shareholders through the publication of a press release, a copy of which will be filed with the Securities and Exchange Commission on Form 6-K and with the Israeli Securities Authority.

Pursuant to the Articles of Association of the Company, a proxy will be effective only if it is received by the Company at least 48 hours prior to the time of the Meeting, or such shorter period as may be determined by the board of directors.

By Order of the Board of Directors, Yechiam Cohen Corporate Secretary

Date: July 23, 2013

Table of Contents

2013 Annual General Meeting of Shareholders

Solicitation of Proxies

Record Date; Outstanding Voting Securities; Voting Rights

Security Ownership By Certain Beneficial Owners

Item 1: Election of Directors (excluding “Outside Directors”)

Item 2: Re-election of Outside Directors

Item 3:  Approval of Chairman’s Annual Fee

Item 4:  Approval of a Grant of Options to the non-executive Directors

Item 5: Approval of certain component of our Chief Executive Officer’s Compensation

Item 6: Approval of Separation Bonus for Former Chairman of the Board of Directors

Item 7:  Approval of Company’s Compensation Policy

Item 8: Reappointment of Independent Auditors

Item 9: Consideration of the Annual Financial Statements
1 3 4 5 9 11 13 16 18 19 22 23

NICE SYSTEMS LTD.
22 Zarchin Street, Ra’anana
Israel
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PROXY STATEMENT
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2013 ANNUAL GENERAL MEETING OF SHAREHOLDERS

This Proxy Statement is furnished to the holders of record of ordinary shares or ADRs (collectively, the “Shares”) of NICE-Systems Ltd. (“Nice” or the “Company”) at the close of business on July 29, 2013, in connection with the solicitation by the board of directors of proxies for use at the 2013 Annual General Meeting of the Shareholders (the “Annual General Meeting” or the “Meeting”), or at any adjournment thereof, pursuant to the accompanying Notice of Annual General Meeting of Shareholders. The Meeting will be held on Tuesday, August 27, 2013, at 11:00 a.m., at the offices of the Company, 22 Zarchin Street, Ra’annana, Israel.

SOLICITATION OF PROXIES

A form of proxy for use at the Meeting and a return envelope for the proxy are enclosed. If a shareholder’s shares are held via the Company’s Israeli registrar for trading on the Tel Aviv Stock Exchange, he should deliver or mail (via registered mail) his or her completed proxy (or voting instruction card) to the offices of the Company at 22 Zarchin Street, Ra’annana, Israel, Attention: Corporate Secretary, together with a proof of ownership (ishur baalut), as of the record date, issued by his or her broker. Shareholders may revoke the authority granted by their execution of proxies before the effective exercise thereof by filing with the Company a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Meeting. However, if a shareholder attends the Meeting and does not elect to vote in person, his or her proxy will not be revoked. Unless otherwise indicated on the form of proxy, if a proxy is properly executed and received by the Company prior to the Meeting, Shares represented by the proxy will be voted in favor of all the matters to be presented to the Meeting, as described above. If a shareholder on the form of proxy makes a specification, the Shares represented thereby will be voted in accordance with such specification. On all matters considered at the Meeting, abstentions of a holder of Shares will be treated as neither a vote “for” or “against” the matter, although they will be counted in determining if a quorum is present.

Under the terms of the Deposit Agreement among the Company and The Bank of New York Mellon, as Depositary, and the holders of the Company’s American Depositary Shares (“ADSs”), the Depositary shall endeavor (insofar as is practicable and in accordance with the applicable law and the articles of association of the Company) to vote or cause to be voted the number of Shares represented by ADSs in accordance with the instructions provided by the holders of ADSs to the Depositary. If no instructions are received by the Depositary from any holder of ADRs with respect to any of the Shares represented by the ADSs evidenced by such holder’s receipts on or before the date established by the Depositary for such purpose, the Depositary shall vote the Shares represented by such ADSs in accordance with the recommendations of the board of directors of the Company as advised by the Company in writing, except that the Depositary shall not vote that amount of such Deposited Securities with respect to any matter with respect to which shareholders are required by law to indicate whether or not they have a personal interest or as to which the Company informs the Depositary (and the Company agrees to provide that information as promptly as practicable in writing, if applicable) that (x) the Company does not wish the Depositary to vote those Deposited Securities,or (y) the matter materially and adversely affects the rights of holders of Shares.

Pursuant to the articles of association of the Company, a proxy will be effective only if the Company receives it at least 48 hours prior to the time of the Meeting, or such shorter period as may be determined by the board of directors.

RECORD DATE; OUTSTANDING VOTING SECURITIES; VOTING RIGHTS

Only shareholders of record at the close of business on July 29, 2013 will be entitled to notice of and to vote at the Meeting and any adjournments or postponements thereof. On July 21, 2013, the Company had 67,157,799 Shares issued and outstanding. Each of the Shares is entitled to one vote upon each of the matters to be presented at the Meeting, with the exception of 6,735,489 Shares, which are treasury shares repurchased by the Company as of July 21, 2013. Two or more persons, each being a shareholder, a proxy for a shareholder or a representative of a corporation, holding together Shares conferring in the aggregate at least 25% of the voting power of the Company, present in person or by proxy and entitled to vote, will constitute a quorum at the Meeting.

SECURITY OWNERSHIP BY CERTAIN BENEFICIAL OWNERS

The following table sets forth, as of the dates specified below, the number of Shares owned beneficially by all persons that notified the Company that they own beneficially more than 5% of the Company’s Shares.

Name	Number of Shares		Percent of Shares Beneficially Owned (1)

Psagot Investment House Ltd. 14 Ahad Ha’am Street Tel Aviv 65142, Israel	3,432,205	(2)	5.7%
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(1)	Based upon 67,157,799 ordinary shares issued and outstanding on July 21, 2013, including 6,735,489 treasury shares.

(2)
These securities are held for members of the public through, among others, portfolio accounts managed by Psagot Securities Ltd., Psagot Exchange Traded Notes Ltd., mutual funds managed by Psagot Mutual Funds Ltd., provident funds managed by Psagot Provident Funds and Pension Ltd., and pension funds managed by Psagot Pension (Haal) Ltd., according to the following segmentation: 1,798,162 ordinary shares are held by portfolio accounts managed by Psagot Securities Ltd., 988,321 ordinary shares are held by provident funds managed by Psagot Provident Funds and Pension Ltd., 529,190 ordinary shares are held by Psagot Exchange Traded Notes Ltd., 97,983 ordinary shares are held by mutual funds managed by Psagot Mutual Funds Ltd. (of this amount, 13,500 shares may also be considered beneficially owned by Psagot Securities Ltd., but are not included in the shares beneficially owned by Psagot Securities Ltd., as indicated above), and 18,549 ordinary shares are held by pension funds managed by Psagot Pension (Haal) Ltd.  Each of the foregoing companies is a wholly-owned subsidiary of Psagot Investment House Ltd.   This information is based upon a Schedule 13G/A filed by Psagot Investment House Ltd. with the SEC on February 13, 2013.

ITEM 1

ELECTION OF DIRECTORS (EXCLUDING “OUTSIDE DIRECTORS”)

Under the Company’s articles of association, the board of directors is to consist of not less than three and not more than thirteen directors, unless otherwise determined by resolution of the Company’s shareholders. Directors of the Company, other than outside directors, are elected at each annual general meeting of shareholders. At the Meeting, shareholders will be asked to elect seven (7) members to the board of directors, aside from the two outside directors of the Company. The Company’s outside directors are up for re-election this year (please see Item 2 below). The Company’s board of directors wishes to be comprised of a balanced combination of experienced directors who are familiar with the company’s business and practices, namely Messrs. David Kostman, Joseph Atsmon, Rimon Ben-Shaul and Dan Falk (an outside director), one mid-term director, Ms. Yocheved Dvir (an outside director), and four new members who bring fresh perspectives to the board and provide industry acumen and expertise, three of whom stand for election for the first time - namely: Messrs. Yehoshua (Shuki) Ehrlich, Zeev Bregman, Leo Apotheker and Joseph Cowan. The Company will continue in the future to enhance the capabilities of its board, and will seek new members who will bring global experience, particularly in the hi-tech arena, along with experience in the markets in which we operate. This combination will position the board with the right mixture for addressing the next challenges the Company may face and lead it to the continuation of its success.

The Company’s board of directors currently comprises of eight (8) directors, including two (2) outside directors. The Company’s nominating committee, internal audit committee and board of directors have proposed the following seven (7) nominees as the slate of directors (besides the two outside directors nominated in Item 2 below) to be elected at the Meeting to serve as directors of the Company until the next annual general meeting of the shareholders, or until termination of office according to the Company’s articles of association and applicable law: Mr. David Kostman (Chairman), Mr. Joseph Atsmon (Vice-Chairman), Mr. Rimon Ben-Shaoul, Mr. Yehoshua (Shuki) Ehrlich, Mr. Zeev Bregman (Chief Executive Officer), Mr. Leo Apotheker, and Mr. Joseph Cowan.

As previously approved at our 2012 annual general meeting of shareholders, each non-executive director shall be entitled to an annual fee of NIS 120,000, which amount is linked to the Israeli consumer price index from September 2012 (currently NIS 121,010, or $33,802) and to a fee per meeting of NIS 3,250, which amount is linked to the Israeli consumer price index from December 2007 (currently NIS 3,787, or $1,058). Additionally, as previously approved at our 2012 annual general meeting of shareholders, each director of the Company is covered by the Company’s current directors and officers liability insurance policy, as approved by the shareholders at the 2012 annual general meeting and directors and officer’s indemnification of up to the maximum amount permitted by law, all in accordance with any applicable law and the Company’s articles of association.

The following information is supplied with respect to each director nominated and recommended to be elected by the board of directors of the Company and is based upon the records of the Company and information furnished to it by the nominees.

Other than Mr. Bregman, all of the nominees qualify as “independent directors,” as defined by the NASDAQ listing rules and pursuant to regulations under the Israeli Companies Law, 5759-1999 (the "Companies Law").

David Kostman has served as one of our directors since 2001, with the exception of the period between June 2007 and July 2008 and as our Chairman of the Board since February 2013.  Mr. Kostman is currently Chairman of Nanoosh LLC and Chairman of Leisure Class LLC. Until recently he served on the board of directors of publicly traded Retalix Ltd., which was acquired by NCR Corporation, and on the board of directors of several other private companies.  From 2006 until 2008, Mr. Kostman was a Managing Director in the investment banking division of Lehman Brothers, heading the Global Internet Group.  From April 2003 until July 2006, Mr. Kostman was Chief Operating Officer and then Chief Executive Officer of Delta Galil USA, a subsidiary of publicly traded Delta Galil Industries Ltd.  From 2000 until 2002, Mr. Kostman was President of the International Division and Chief Operating Officer of publicly traded VerticalNet Inc.  Prior to that Mr. Kostman worked in the investment banking divisions of Lehman Brothers (1994-2000) focusing on the technology and Internet sectors and NM Rothschild & Sons (1992-1993), focusing on M&A and privatizations. Mr. Kostman holds a Bachelor’s degree in Law from Tel Aviv University and a Master’s degree in Business Administration from INSEAD.

Joseph Atsmon has served as one of our directors since September 2001 and Vice-Chairman of the Board since May 2002.  Since 2001, Mr. Atsmon has been a director of Ceragon Networks Ltd.  From 1995 until 2000, Mr. Atsmon served as Chief Executive Officer of Teledata Communications Ltd., a public company acquired by ADC Telecommunications Inc. in 1998.  Mr. Atsmon had a twenty-year career with Tadiran Ltd.  In his last role at Tadiran Ltd., Mr. Atsmon served as Corporate VP for business development.  Prior to that, he served as President of various military communications divisions.  Mr. Atsmon holds a Bachelor’s degree in Electrical Engineering from the Technion – Israel Institute of Technology.

Rimon Ben-Shaoul has served as one of our directors since September 2001.  Since 2001, Mr. Ben-Shaoul has served as Co-Chairman, President, and Chief Executive Officer of Koonras Technologies Ltd., a technology investment company controlled by LEADER Ltd., an Israeli holding company.  Mr. Ben-Shaoul also serves as a director of MIND C.T.I. Ltd. and several private companies, and served as a director of BVR Systems Ltd.  In addition, he served as the President and Chief Executive Officer of Polar Communications Ltd. until February 2013.  Mr. Ben-Shaoul also served as the Chairman of T.A.T Technologies Ltd. until February 2013. Between 1997 and 2001, Mr. Ben-Shaoul was the President and Chief Executive Officer of Clal Industries and Investments Ltd., one of the largest holding companies in Israel with substantial holdings in the high tech industry.  During that time, Mr. Ben-Shaoul also served as Chairman of the Board of Directors of Clal Electronics Industries Ltd., Scitex Corporation Ltd., and various other companies within the Clal Group.  Mr. Ben-Shaoul also served as a director of ECI Telecom Ltd., Fundtech Ltd., Creo Products, Inc. and Nova Measuring Instruments Ltd.  From 1985 to 1997, Mr. Ben-Shaoul was President and Chief Executive Officer of Clal Insurance Company Ltd. and a director of the company and its various subsidiaries.  Mr. Ben-Shaoul holds a Bachelor’s degree in Economics and Statistics and a Master’s degree in Business Administration, both from Tel-Aviv University.

Yehoshua (Shuki) Ehrlich has served as one of our directors since September 2012. Mr. Ehrlich is an active social investor, serving as Chairman of "Committed to Give," a group formed by Israeli social investors for promoting philanthropy in Israel and several other social organizations. Mr. Ehrlich also serves as a member of the executive board of Israel Venture Network and a board member of AfterDox, an angels' investment group. Between the years 2000 and 2010, Mr. Ehrlich served as Managing Director at Giza Venture Capital, where he focused on the communications, enterprise software and information technology sectors. Formerly, Mr. Ehrlich had a fifteen-year career with Amdocs, a public software company specializing in billing, CRM, order management systems for telecommunications and Internet service providers. In his last role at Amdocs, Mr. Ehrlich served as Senior Vice President of Business Development. Mr. Ehrlich holds a Bachelor’s degreein Mathematics and Computer Science from the Tel Aviv University.

Zeev Bregman has served as our President and Chief Executive Officer since September 2009.  From 2007 to 2009, Mr. Bregman was involved with Israeli startup and social ventures, including acting as the chairman of Galil Software, a services software company in the Israeli Arab sector. From 2001 to 2007, Mr. Bregman served as Chief Executive Officer of Comverse Inc.  From 1987 to 2001, he served in various research and development, sales, marketing, and management positions within Comverse, including Vice President Head of the EMEA division, Vice President and Head of the Messaging division, and Chief Operating Officer.  Mr. Bregman holds a Bachelor’s degree in Mathematics and Computer Science from Tel-Aviv University, a Master's degree in Computer Science from Tel-Aviv University and a Master's degree in Business Administration from a joint program of Kellogg Business School and Tel Aviv University.

Leo Apotheker is the Managing Partner and co-founder of efficiency capital SAS, a growth capital advisory firm, since 2012. From 2010 to 2011, Mr. Apotheker served as Chief Executive Officer of Hewlett Packard Company. From 2008 to 2010, he served as Chief Executive Officer of SAP AG. In addition, he is currently chairman of the board of KMD, one of Denmark’s leading IT and software companies, as well as a member of the boards of several international companies including Schneider Electric SA, Steria, and PlaNet Finance - a non-profit organization. Mr. Apotheker holds a Bachelor’s degree in Economics and International Relations from the Hebrew University of Jerusalem.

Joseph L. Cowan has been the President of DataDirect Networks, Inc. since June 2013. From 2010 until 2013, Mr. Cowan served as the Chief Executive Officer and President of Online Resources Corp. Since 2009, he has served as an Operating Executive and Consultant at Vector Capital. From 2007 to 2009, Mr. Cowan served as the Chief Executive Officer of Interwoven Inc. From 2004 to 2006, Mr. Cowan served as the President and Chief Executive Officer of Manugistics Inc. and Manugistics Group Inc. Prior to that, Mr. Cowan has served in various senior executive positions, including as the Chief Executive Officer of Baan Co. NV and Avantis GOB NV. He has been a Director of DataDirect Networks, Inc. since 2011. Mr. Cowan has also served on the boards of various publicly traded companies, including Interwoven Inc., Online Resources Corporation, Manugistics Group Inc., and Blackboard Inc., as well as several private companies. Mr. Cowan holds a M.S. degree in Electrical Engineering from Arizona State University and holds a B.S. degree in Electrical Engineering from Auburn University.

The affirmative vote of the holders of a majority of the Shares present, in person or by proxy, and voting on the matter is required for the approval of this matter.

It is proposed that at the Meeting the following resolutions be adopted:

1.A.	“RESOLVED, that Mr. David Kostman be elected to serve as a member of the board of directors of the Company until the next annual general meeting of the Company, effective immediately.”

1.B.	“RESOLVED, that Mr. Joseph Atsmon be elected to serve as a member of the board of directors of the Company until the next annual general meeting of the Company, effective immediately.”

1.C.	“RESOLVED, that Mr. Rimon Ben-Shaoul be elected to serve as a member of the board of directors of the Company until the next annual general meeting of the Company, effective immediately.”

1.D.	“RESOLVED, that Mr. Yehoshua (Shuki) Ehrlich be elected to serve as a member of the board of directors of the Company until the next annual general meeting of the Company, effective immediately.”

1.E.	“RESOLVED, that Mr. Zeev Bregman be elected to serve as a member of the board of directors of the Company until the next annual general meeting of the Company, effective immediately.”

1.F.	“RESOLVED, that Mr. Leo Apotheker be elected to serve as a member of the board of directors of the Company until the next annual general meeting of the Company, effective immediately.”

1.G.	“RESOLVED, that Mr. Joseph (Joe) Cowan be elected to serve as a member of the board of directors of the Company until the next annual general meeting of the Company, effective immediately.”

The Board of Directors recommends a vote FOR the approval of the proposed resolutions.

ITEM 2

RE-ELECTION OF OUTSIDE DIRECTORS

Companies incorporated under the laws of Israel whose shares have been offered to the public, such as the Company, are required by the Companies Law to appoint at least two outside directors. To qualify as an outside director, an individual may not have, and may not have had at any time during the previous two years, any affiliations with the Company or its “affiliates,” as such terms are defined in the Companies Law.  In addition, no individual may serve as an outside director if the individual’s position or other activities create or may create a conflict of interest with his or her role as an outside director.  For a period of two years from termination of service of an outside director, the Company may not employ, engage, or give any benefits to such former outside director or his or her family members.

Pursuant to the Companies Law, the outside directors are required to be elected by the shareholders, for up to two three-year terms. Pursuant to a regulation promulgated under the Companies Law, a company listed on the NASDAQ Stock Market may elect as an outside director, for additional terms of up to three years each, a person who has completed three terms of service as an outside director, if the company’s internal audit committee and board of directors have resolved that, in light of the person’s expertise and special contribution to the function of the board of directors and its committees, his or her continued service as an outside director is in the best interests of the company. All of the outside directors of a company must be members of its internal audit committee and the compensation committee, and each other committee of a company’s board of directors that is authorized to exercise powers of the Board must include at least one outside director.

Dan Falk and Yocheved Dvir were elected for a three year term by the shareholders of the Company at the Annual General Meeting that took place on June 19, 2010, effective as of January 1, 2011. Mr. Falk is currently serving a fourth term as outside director and Ms. Dvir is currently serving a second term as outside director.

Our nominating committee, internal audit committee, and board of directors resolved to recommend that our shareholders elect Dan Falk and Yochi Dvir as outside directors for an additional term of three years. If approved by the shareholders, this would be Mr. Falk’s fifth-term in reliance on the regulation described above, and Ms. Dvir’s third-term. The reasons underlying this resolution include Mr. Falk’s and Ms. Dvir’s vast business experience and financial expertise, which is summarized below, and their knowledge of the Company, its markets and related fields of operations. Furthermore, Mr. Falk has been serving as the chair of the compensation committee of the board, and the internal audit committee as well as the entire board see great value in his continuing leading in this role, especially when there is general focus on compensation issues by regulators and shareholders. The internal audit committee and board of directors believe that Mr. Falk’s and Ms. Dvir’s continued service as outside directors is in the best interests of the Company.

As stated above, Mr. Falk’s and Ms. Dvir’s current three year term will end on December 31, 2013. The nominating committee, internal audit committee and board of directors resolved to recommend that pursuant to the Companies Law and the Company’s Articles of Association, Mr. Falk’s and Ms. Dvir’s re-election will become effective on January 1, 2014.

Moreover, each of Mr. Falk and Ms. Dvir Each shall be entitled to the same compensation as the other non-executive directors, namely, the annual and per meeting fees as well as to indemnification and insurance as described in Item 1 above, which compensation may be subject to change from time to time during the term of their service as outside directors, as well as to option grants to the extent such grants are approved for non-executive directors.The shareholders of the Company have previously approved at the 2012 annual general meeting that the cash compensation of the Company's outside directors, who may serve from time to time, will be equal to the cash compensation granted to the other non-executive members of the board of directors (excluding those who perform special functions, such as the Chairman of the Board) from time to time. See Item 1 above for details regarding the cash compensation of the Company's non-executive directors, including outside directors.

Brief biographies of the nominees are set forth below:

Dan Falk has served as one of our statutory outside directors since 2001.  From 1999 to 2000, Mr. Falk was President and Chief Operating Officer of Sapiens International Corporation N.V.  From 1985 to 1999, Mr. Falk served in various positions in Orbotech Ltd., the last of which were Chief Financial Officer and Executive Vice President.  From 1973 to 1985, he served in several executive positions in the Israel Discount Bank.  Mr. Falk also serves as the Chairman of ORAD Hi-Tech Systems Ltd., and serves on the board of directors of Orbotech Ltd., Ormat Technologies Inc., Attunity Ltd., Nova Measuring Systems Ltd., Amiad Water Systems Ltd., and Plastopil Ltd.  Mr. Falk holds a Bachelor’s degree in Economics and Political Science and a Master’s degree in Business Administration, both from the Hebrew University, Jerusalem. Mr. Falk has advised the Company that he will cease his board membership in two companies of which he is currently a director, and in a third one in 2014.

Yocheved Dvir has served as one of our statutory outside directors since January 2008.  Since 2000, Ms. Dvir has served as a strategic advisor in business development affairs to multiple companies and initiatives that were being founded.  Ms. Dvir also serves on the board of directors of Alrov Real Estate, Visa Cal, Endey Med. Until recently, she served on the boards of Trendline Business Information & Communications Ltd., Menorah Insurance Company Ltd., Israel Corporation Ltd., ECI Telecom Ltd., Strauss Industries Ltd., Phoenix Holding and Phoenix Insurance Co.  Between 1990 and 2000, Ms. Dvir served as a Senior Vice President of the Migdal Group.  Ms. Dvir joined the Migdal Group in 1981 and, until late 2000, held a number of senior financial and managerial positions, including Head of the Group’s Economics Department (1986-1988), Head of the Group’s Corporate Office (1989-1992), Head of the Group’s General Insurance Division and Corporate Office (1993-1997), Group CFO (1997-1999), Head of the Group’s Strategic Development Division and Marketing Array and Risk Manager (2000).  Ms. Dvir holds a Bachelor’s degree in Economics and Statistics from the University of Haifa and a full second degree in Statistics from the Hebrew University of Jerusalem.

The election of ouroutside directors requires the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter.

It is proposed that at the Meeting the following resolution be adopted:

1.           “RESOLVED, that Dan Falk be elected to a three-year term as outside director of the Company, effective as of January 1, 2014.”

2.           “RESOLVED, that Yocheved Dvir be elected to a three-year term as outside director of the Company, effective as of January 1, 2014.”

The Board of Directors recommends a vote FOR approval of the proposed resolutions.

ITEM 3

APPROVAL OF CHAIRMAN’S ANNUAL FEE

Our Chairman of the Board is generally entitled to a supplemental annual cash fee. Such supplemental annual fee is in addition to the compensation to all non-executive board members detailed in Item 1 above, and is subject to adjustment for changes in the Israeli consumer price index after September 2012.

The role of the Chairman at our Company requires the devotion of much more time and attention in recent years, in light of recent mergers and acquisitions and changes in the Company’s size and scope of business. The Company engaged the services of the advisory firm of Mercer, a leading global provider of consulting services relating to human capital and compensation (“Mercer”) which provided the Company with peer data. No member of the Compensation Committee or any named executive officer has any affiliation with Mercer. As an incentive for his activities and efforts as Chairman, and based on this comparison, the compensation committee and the board of directors have approved and resolved to recommend that our shareholders approve the Chairman’s supplemental annual cash fee in the amount of NIS 450,000 (currently equivalent to approximately $125,000), retroactive from the date of his appointment as chairman of the board of directors on February 13, 2013. The supplemental annual fee will be subject to adjustment for changes in the Israeli consumer price index after September 2012.

The supplemental annual fee is intended to compensate the Chairman for such effort and contribution. Having taken into consideration the required element of the Amendment, the compensation committee and the board of directors are of the opinion that the supplemental annual fee is fair and reasonable given the magnitude of the Company and responsibility of the Chairman.

If the proposed supplemental annual fee is approved, the total annual cash compensation of the Chairman, including the annual cash fee in Item 1above (excluding meeting attendance fee), will be NIS 570,000, which is NIS 47,500 per month (currently equivalent to approximately $13,085).

Pursuant to the Companies Law, the compensation of directors requires the approval of the compensation committee, the board of directors and the shareholders, in that order. As aforementioned, the Chairman's supplemental annual fee has been approved by the compensation committee and the board of directors.

It is proposed that at the Meeting the following resolution be adopted:

"RESOLVED, that the proposed supplemental annual cash fee of the Chairman of the board of directors, for so long as he serves in such capacity, in the total amount of NIS 450,000, as set forth in Item 3 of the Proxy Statement, be, and the same hereby is, approved, effective as of February 13, 2013."

Required Vote

Approval of this matter will require the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter; provided that either (i) the shares voted in favor of the above resolution include a majority of the shares voted by shareholders who are not “controlling shareholders” and do not have a "personal interest" in such matter (as such terms are defined in the Companies Law) or (ii) the total number of shares voted against such matter by the disinterested shareholders described in clause (i) does not exceed 2% of the Company’s voting power.

The Companies Law requires that each shareholder voting on the proposed resolution indicate whether or not the shareholder has a personal interest in the proposed resolution. Otherwise, the votes of such shareholder may not be counted.

Under the Companies Law, a "personal interest" of a shareholder (i) includes a personal interest of any members of the shareholder’s family (or spouses thereof) or a personal interest of an entity with respect to which the shareholder (or such family member) serves as a director or chief executive officer, owns at least 5% of its outstanding share capital or voting power or has the right to appoint a director or chief executive officer and (ii) excludes an interest arising solely from the ownership of our Ordinary Shares.

Since it is unlikely that any of our public shareholders has a personal interest in this matter and to avoid confusion in the voting and tabulation processes, the enclosed form of proxy includes a certification that you do not have a personal interest in this proposal. If you have a personal interest, please contact the Company's Corporate Secretary and General Counsel, at +972-9-775-3151 or yechiam.cohen@nice.com for instructions on how to vote your ordinary shares represented by your ADSs and indicate that you have a personal interest or, if you hold your ADSs in "street name," you may also contact the representative managing your account, who would then contact us on your behalf. Shareholders who hold their shares through banks, brokers or other nominees that are members of the TASE should indicate whether or not they have a personal interest on the form of voting card that we have filed via MAGNA, the electronic filing system of the Israel Securities Authority.

The Board of Directors recommends a vote FOR approval of this proposed resolution.

ITEM 4

APPROVAL OF A GRANT OF OPTIONS TO THE COMPANY'S
NON-EXECUTIVE DIRECTORS

Pursuant to the requirements of the Companies Law, remuneration of the members of the Company’s board of directors requires shareholder approval. Therefore, the grant of options to directors of the Company, although granted under existing option plans, requires shareholders’approval. At the 2012 annual shareholders meeting held in September 2012, the shareholders approved an annual grant of options to purchase Shares of the Company to the members of the board of directors of the Company. Pursuant to this resolution, each of the directors was granted options to purchase 7,500 Shares, the Vice Chairman of the board of directors was granted options to purchase 15,000 Shares and the Chairman of the board of directors was grantedoptions to purchase 22,500 Shares. The Company now requests that its shareholders approve the proposed resolution for a new grant of options to its non-executive directors in 2013.

As an incentive for their activities and efforts as directors on behalf of the Company, and in line with our past practice in previous years of an annual grant of options to directors, the Company’s compensation committee and board of directors have approved and resolved to recommend that our shareholders approve a grant of options to our non-executive directors serving in 2013, as specified below.

After considering the required elements of the Amendment, and based upon a comparison prepared by Mercer that our compensation committee and board of directors examined, the proposed option grant would be within the average range of other companies in our peer group. This comparison sought to determine an appropriate group of companies with similar size and industry characteristics to us and examine the level and composition of director equity based compensation in these companies. Our compensation committee and board of directors calculated the level of non-employee director equity based compensation that would most closely fit the norms of this peer group.

Therefore, the board of directors has resolved to recommend that our shareholders approve a grant of options to our directors serving in 2013 to purchase (i) 7,500 Shares to each of the non-executive directors (including outside directors), (ii) 15,000 Shares to the Vice-Chairman, and (iii) 26,500 Shares to the Chairman. The options will vest in four equal three-month installments over the first year of the date of grant, provided that such director is still a director of the Company on the applicable vesting date. This is a grant to directors for the year 2013. Any future option grants to our directors will be brought to the Company’s shareholders for approval.

The options will be granted on the date of the AGM under the Company’s 2008 Share Incentive Plan (the “2008 Plan”). The exercise price per share of the options will be equal to the average closing price per share of one ADR of the Company as quoted on the NASDAQ Stock Market during the 30 consecutive calendar days preceding the date of grant. The expiration date of the options is six years from the date of grant.

Out of the pool of Shares authorized for issuance under the Company’s equity based compensation plans during calendar year 2013, the Company has only granted 128,500 awards to date. As of July 21, 2013, a total of 4,285,481 options and restricted share units were outstanding under the Company’s share based compensation plans, which constitutes approximately 7% of the issued and outstanding share capital of the Company as of such date. The Company’s calculation shows that even assuming that the entire remainder of the authorized pool of equity based compensation for 2013 were to be granted, which allows for the issuance of an additional 2,194,550 awards, the total aggregate number of equity awards, including the already outstanding grants, the grants made this year and the grants proposed hereunder, on a fully diluted basis, would constitute less than 9% of our issued and outstanding share capital as of July 21, 2013. Further, the Company does not intend in any event to exceed in 2013 the dilution threshold of 9.9%.

The board of directors believes that this proposal is in the best interest of the Company as it aligns the interests of our directors with those of our shareholders and recognizes the time, attention, and expertise required by each of the directors.

Pursuant to a resolution of the shareholders from the 2007 annual shareholders meeting, the outside directors receive equity compensation identical to that granted to other non-executive directors of the Company from time to time.

In addition to the proposed equity compensation discussed above, each of the Company's directors (including outside directors) would be entitled to compensation as described above in Items 1 and 2 and our Chairman would be entitled to the supplemental annual fee described above in Item 3.

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that the proposed grants of options to the non-executive directors pursuant to the terms as set forth in Item 4 of the Proxy Statement, be, and the same hereby is, approved.”

Required Vote

Approval of this matter will require the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter; provided that either (i) the shares voted in favor of the above resolution include a majority of the shares voted by shareholders who are not “controlling shareholders” and do not have a "personal interest" in such matter (as such terms are defined in the Companies Law) or (ii) the total number of shares voted against such matter by the disinterested shareholders described in clause (i) does not exceed 2% of the Company’s voting power.

The Companies Law requires that each shareholder voting on the proposed resolution indicate whether or not the shareholder has a personal interest in the proposed resolution. For a discussion of the voting procedure regarding personal interests, please see Item 3 above, under the caption “Required Approval.”

The Board of Directors recommends a vote FOR approval of this proposed resolution.

ITEM 5

APPROVAL OF CERTAIN COMPONENTS OF OUR CHIEF EXECUTIVE
OFFICER’S COMPENSATION

Pursuant to the recently enacted amendment No. 20 to the Company's Law (the "Amendment"), a resolution regarding compensation to our CEO, including in respect of a cash bonus or an equity grant to the CEO (or a change thereto), requires shareholders’ approval.  Mr. Bregman, who recently became a member of our board of directors, has been employed under an employment agreement, which was entered into in August 2009, upon his joining NICE as its CEO and President.

Under his existing employment agreement, as amended, Mr. Bregman’s current gross monthly base salary is NIS 140,000 (approximately $38,461), plus customary benefits such as, among others, car and executive insurance (which typically includes pension, severance, long-term disability, and life insurance). Mr. Bregman is also entitled to an annual target bonus of up to twelve (12) months’ salary.  Mr. Bregman is also entitled to receive annually no less than 140,000 options under the Company’s 2008 Incentive Plan. Upon a change of control, Mr. Bregman is entitled to an acceleration of options subject to certain terms and conditions. Mr. Bregman is also entitled to indemnification by the Company and to be included in the company’s directors and officers insurance, all in accordance with and subject to the Companies Law and the Company’s articles of association. Mr. Bregman will not receive any additional compensation in his capacity as a director.

Our Compensation Committee and board of directors have determined that the bonus and stock option grant components in Mr. Bregman’s compensation as a CEO, for 2013, which are in line with his employment agreement, will be as described below.

The annual cash bonus payment to our CEO (the “CEO MBO Payment”) for the year 2013 shall be as follows:

The 2013 on-target CEO MBO Payment shall be 100% of his annual base salary, and be comprised of the following:

1.
Two financial measurable targets, (i) revenues and (ii) non GAAP operating income, both determined based  on the Company’s 2013 annual business targets (together the “Measurable Targets”), each having an equal weight of 42.5%, and together 85%;

2.	Non-measurable target, comprised of personal performance criteria as determined by our compensation committee and board of directors, which shall have a 15% weight.

The amounts correlated to the Measurable Targets will be measured against the actual 2013 financial results, and the average result may increase or decrease the CEO MBO Payment for overachievement or underachievement, respectively, as follows: (i) At a threshold of 85% (below which no payment will be made) - the payment will be set at 70%, and such payment will increase proportionately, so that  100% achievement will entitle 100% payment; and (ii) for overachievement above 100%, every 1% increase shall increase the CEO MBO Payment by 3%.

3.	In any event, the aggregate amount of the 2013 MBO for our CEO will be capped at 150% of his annual base salary.

4.	The provisions of the Compensation Policy (to be adopted) will apply to the CEO MBO Payment.

In addition, the Compensation Committee and Board of Directors have approved that for 2013, the CEO shall be granted anamount of 140,000 Options. The terms of the Options (including their vesting, and other terms) shall be in accordance with the Company's 2008 Incentive Plan. If approved by our shareholders, the options will be granted on the date of the AGM. The exercise price of the Options shall be equal to the average closing price of one ADR of the Company as quoted on the NASDAQ stock market during the 30 consecutive calendar days preceding the date of grant. The options shall vest over a period of four years, starting from the first anniversary and thereafter quarterly.

The proposed equity grant to our CEO is already reflected in the dilution calculation specified in item 4 above.

In making its recommendation, the Compensation Committee and the Board of Directors considered several factors, including comprehensive comparable industry data, data of peer companies in our industry, the responsibilities and duties performed by Mr. Bregman, the equity and compensation for comparably situated chief executive officers, the estimation of Mr. Bregman's expected contributions to the future growth and profitability of the Company. In addition, the Compensation Committee and the Board of Directors considered other factors prescribed by the Companies Law including each and every required and suggested element under the Amendment (such as CEO’s experience, education and past compensation), and our proposed executive compensation policy, as described in Item 7 below.

It is proposed that at the Meeting the following resolution be adopted:

"RESOLVED, that the CEO MBO Payment and the grant of 140,000 options to Mr. Zeev Bregman, as described above in this Item 5 and upon the terms detailed therein, be, and it hereby is, approved."

Required Vote

Approval of this matter will require the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter; provided that either (i) the shares voted in favor of the above resolution include a majority of the shares voted by shareholders who are not “controlling shareholders” and do not have a "personal interest" in such matter (as such terms are defined in the Companies Law) or (ii) the total number of shares voted against such matter by the disinterested shareholders described in clause (i) does not exceed 2% of the Company’s voting power.

The Companies Law requires that each shareholder voting on the proposed resolution indicate whether or not the shareholder has a personal interest in the proposed resolution. For a discussion of the provisions of the voting procedure regarding personal interests, please see Item 3 above, under the caption “Required Approval.”

The Board of Directors recommends a vote FOR approval of this proposed resolution.

ITEM 6

APPROVAL OF SEPARATION BONUS FOR FORMER CHAIRMAN OF THE
BOARD OF DIRECTORS

The Compensation Committee and the Board of Directors respectively approved the payment of a special separation bonus to Mr. Ron Gutler, the Company’s former Chairman of the board of directors, upon his resignation, subject to shareholders’ approval.

The grant of the special separation bonus to Mr. Gutler is in the Company’s view a most appropriate reward for his outstanding efforts and personal contribution to the growth of the Company, to its esteemed position and to the creation of tremendous value for its shareholders. The granting of separation bonuses by the Company to reward special performances is beneficial to the Company in that it would encourage the Company’s senior officers to develop and enhance the Company’s business and also would encourage top managers to join the Company. Both objectives are key to maintaining the Company’s leading position in the market.

The Special Separation Bonus. The Compensation Committee and the Board of Directors resolved, due to the exceptional performance of Mr. Gutler as Chairman and having regard to the benefits to the Company of this payment, and considering available market data for payments of such kind regarding Chairman compensation upon retirement to approve, and to recommend to the shareholders to approve, a special separation bonus (the “Special Separation Bonus”) in the amount of U.S. $100,000. No conditions are imposed on the payment of the Special Separation Bonus.

The Compensation committee and the Board of Directors have determined that the Special Separation Bonus is reasonable and in the best interest of the Company.

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, to approve the Special Separation Bonus to Mr. Ron Gutler in the amount of U.S. $100,000.”

Required Vote

Approval of this matter will require the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter; provided that either (i) the shares voted in favor of the above resolution include a majority of the shares voted by shareholders who are not “controlling shareholders” and do not have a "personal interest" in such matter (as such terms are defined in the Companies Law) or (ii) the total number of shares voted against such matter by the disinterested shareholders described in clause (i) does not exceed 2% of the Company’s voting power.

The Companies Law requires that each shareholder voting on the proposed resolution indicate whether or not the shareholder has a personal interest in the proposed resolution. For a discussion of the provisions of the voting procedure regarding personal interests, please see Item 3 above, under the caption “Required Approval.”

The Board of Directors recommends a vote FOR approval of this proposed resolution.

ITEM 7

APPROVAL OF COMPENSATION POLICY FOR DIRECTORS AND OFFICERS

Background

Under the Amendment (as defined in Item 5 above), companies incorporated under the laws of Israel, whose shares are listed for trade on a stock exchange or have been offered to the public in or outside of Israel, such as NICE, are required to adopt a policy governing the compensation of "office holders"1. In general, all office holders’ terms of compensation – including fixed remuneration, bonuses, equity compensation, retirement or termination payments, indemnification and liability insurance – must comply with the company's compensation policy, once adopted.

1The Companies Law defines the term “office holder” of a company to include a director, the chief executive officer, the chief financial officer and any officer of the company who is directly subordinate to the chief executive officer.

Pursuant to the Companies Law, as amended, the compensation policy must comply with specified criteria and guidelines and, in general, be based following consideration of, among others, the following factors: (i) promoting the company’s objectives, business plan and long term policy; (ii) creating appropriate incentives for the company’s office holders, considering, among others, the company's risk management policy; (iii) the company's size and nature of operations; and (iv) with respect to variable elements of compensation (such as bonuses), the office holder’s contribution to achieving corporate objectives and increasing profits, with a long-term view and in accordance with his or her role.

Such compensation policy is required to be approved by the board of directors, following the recommendation of the compensation committee, and the shareholders (by a special majority), in that order. However, if the compensation policy is not approved by the shareholders, the compensation committee and the board of directors may nonetheless approve the compensation policy, following further discussion of the matter and for detailed reasons, if they determine that it is in the best interest of the Company.

The compensation policy must be reviewed from time to time by the board of directors, and adjusted in the event of a material change in the circumstances or for other reasons, and must be re-approved in accordance with the above-mentioned approval process at least every three years.

Our current Compensation Committee is currently composed of Dan Falk (chairman), Rimon Ben Shaoul, Yoseph Dauber and Yocheved Dvir, all of whom satisfy the respective “independence” requirements of the Companies Law, SEC and NASDAQ rules for compensation committee members. In July 2013, our Board of Directors approved, following the recommendation of the Compensation Committee, a Compensation Policy for Executive Officers and Directors (the "Compensation Policy" or the "Policy").

In approving the Compensation Policy, our Compensation Committee and Board of Directors considered various factors, including, among others, each and every required and suggested element under the Amendment, the Company's objectives, business plan and its policy with a long-term view; our business-risks management; our size and nature of operations; office holder's contribution to achieving our corporate objectives and increasing profits; and with respect to variable elements of compensation, the office holder’s contribution to achieving corporate objectives and increasing profits, with a long-term view and in accordance with his or her role. In determining the various elements of the compensation, the Company has used data and benchmarks provided by Mercer.

The following is a summary of the Compensation Policy and is qualified by reference to the full text thereof, a copy of which is attached hereto as Annex A.

●
Objectives: To attract, motivate and retain highly experienced personnel who will provide leadership for NICE’s success and enhance shareholder value, while supporting a performance culture that is based on merit, differentiates and rewards excellent performance in the long term and recognizes NICE's values.

●
Compensation instruments: Include base salary; benefits and perquisites; cash bonuses; equity based compensation; retirement and termination of service arrangements, Directors & Officers (D&O) Insurance, indemnification; and other components.

●	Base salary, benefits and perquisites: The Policy provides guidelines and criteria for determining base salary, benefits and perquisitesfor executive officers.

●
Cash bonuses: NICE's policy is to allow annual cash bonuses, which may be awarded to executive officers in accordance with an annual cash incentive plan which sets forth for each executive certain targets and the rules or formula for calculation of the cash bonus payment, once actual achievements are known, all pursuant to the guidelines and criteria, including caps, set forth in the Policy.

●
Equity based compensation: NICE's policy is to provide equity based compensation in the form of stock options, RSU's and/or other equity form, which may be awarded to executive officers pursuant to the guidelines and criteria, including caps and minimum vesting period, set forth in the Policy.

●
Ratio between fixed and variable compensation: NICE aims to balance the mix of fixed compensation and variable compensation (cash bonuses and equity based compensation) pursuant to the ranges set forth in the Policy in order to, among other things, appropriately incentivize executive officers while considering NICE's management of business risks.

●
"Clawback": In the event of an accounting restatement, NICE shall be entitled to seek reimbursement from office holders of any payment made due to erroneous restated data that would not have otherwise been paid.

●	Separation Package: The Policy provides guidelines and criteria for determining retirement and termination arrangements of executive officers, including caps thereon.

●	Indemnification and insurance: The Policy provides guidelines and criteria for providing directors and executive officers with indemnification and insurance.

●	Directors: The Policy provides guidelines for providing compensation to our directors in accordance with applicable regulations promulgated under the Companies Law.

●	Review: The Compensation Committee and the Board of Directors of NICE shall review and reassess the adequacy of the Policy from time to time, as required by the Companies Law.

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that the Compensation Policy, in the form attached as Annex A to the Company’s Proxy Statement, be, and it hereby is, approved.”

Required Vote

Approval of this matter will require the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter; provided that either (i) the shares voted in favor of the above resolution include a majority of the shares voted by shareholders who are not “controlling shareholders” and do not have a "personal interest" in such matter (as such terms are defined in the Companies Law) or (ii) the total number of shares voted against such matter by the disinterested shareholders described in clause (i) does not exceed 2% of the Company’s voting power.

The Companies Law requires that each shareholder voting on the proposed resolution indicate whether or not the shareholder has a personal interest in the proposed resolution. For a discussion of the provisions of the voting procedure regarding personal interests, please see Item 3 above, under the caption “Required Approval.”

The Board of Directors recommends a vote FOR approval of the proposed resolution.

ITEM 8

REAPPOINTMENT OF INDEPENDENT AUDITORS

At the Meeting, the shareholders will be asked to approve the reappointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the Company’s independent auditors until the next annual general meeting of the Company. The reappointment has been recommended by the Company’s audit committee and board of directors. Kost Forer Gabay & Kasierer, CPA, has no relationship with the Company or with any affiliate of the Company, except as auditors, and, to a certain extent, as tax consultants. The shareholders will also be asked to authorize the board of directors to fix the compensation of the auditors in accordance with the amount and nature of their services, or to delegate such power to the Company’s audit committee, as contemplated by the Sarbanes-Oxley Act of 2002.

The affirmative vote of the holders of a majority of the Shares present, in person or by proxy, and voting on the matter is required for the approval of this matter.

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that Kost Forer Gabay & Kasierer, CPA, a member of Ernst & Young Global, be reappointed as the independent auditors of the Company until the next annual general meeting of the Company, and that the board of directors of the Company be authorized to fix their compensation in accordance with the amount and nature of their services, or to delegate such power to the audit committee of the Company.”

The Board of Directors recommends a vote FOR approval of this proposed resolution.

ITEM 9

CONSIDERATION OF THE ANNUAL FINANCIAL STATEMENTS

The Company’s audited financial statements for the year ended December 31, 2012 are included in the Company’s Annual Report on Form 20-F, which was filed with the Securities and Exchange Commission (SEC) on March 25, 2013. The Annual Report is also available on the Company’s website at www.nice.com. You may read and copy this report without charge at the SEC's public reference room at 100 F Street, N.W., Washington, D.C. 20549. Copies of such material may be obtained by mail from the Public Reference Branch of the SEC at such address, at prescribed rates.  Please call the SEC at 1-800-SEC-0330 for further information on the public reference room.  The Company’s SEC reports are also available to the public at the SEC's website at http://www.sec.gov. These reports are not a part of this Proxy Statement. The Company will hold a discussion with respect to the financial statements at the Meeting.

This item will not involve a vote of the shareholders.

By Order of the Board of Directors,

Yechiam Cohen
Corporate Secretary

Date: July 23, 2013

ANNEX A

Executives & Directors Compensation Policy

I.	Overview

1.	Definitions

Company	NICE-Systems Ltd.
Law	The Israeli Companies Law 5759-1999 and any regulations promulgated under it, as amended from time to time.
Amendment 20	Amendment to the Law which was entered into effect on December 12, 2012.
Compensation Committee	A committee appointed in accordance with section 118A of the Law.
Office Holder	Director, CEO, and any senior executive subordinate to the CEO all as defined in section 1 of the Law.
Executive	Office Holder, exculding a director.
Terms of Office and Employment
Terms of office or employment of an Executive or a Director, including the grant of an exemption, anundertaking to indemnify, indemnification or insurance, Separation Package, and any other benefit, payment or undertaking to provide such payment, granted in light of such office or employment, all as defined in section 1 of the Law.

Total Cash Compensation
The total annual cash compensation of an Executive, which shall include the total amount of: (i) the annual base salary; and the annual cash target incentive (Target MBO as defined in section 9 below).

Equity Value	The value of the total annual Equity Based Components, valued using the same methodology utilized in the Company's financial statements.

2.	Global Strategy Guidelines

2.1.	Our Company is a global software company, operating in a competitive global market, with offices and employees globally spread.

2.2.	Our vision and business strategy is directed towards growth, profitability, innovation, and customer focus, all with a long term perspective.

2.3.
We strongly believe that our business success is much reliant on the excellence of our human resources through all levels. In particular we believe that the company’s ability to achieve its goals require us to recruit motivate and retain high quality and experienced leadership team and directors.

2.4.
Therefore, we believe in creating a comprehensive, customized compensation policy for our Office Holders (the "Policy"), which shall enable us to attract and retain highly qualified senior leaders. Moreover, the Policy shall motivate our senior leaders to perform to the full extent of their abilities and to achieve ongoing targeted results in addition to a high level business performance in the long term, aligned with our business strategy.

2.5.
The Policy sets forth our philosophy regarding the Terms of Office and Employment of our Office Holders and is designed to allow us to be responsive to marketplace changes with respect to compensation levels and pay practices.

2.6.	The Policy is tailored to ensure a compensation which balances performance targets and time horizons through rewarding business results, long-term performance and strategic decisions.

2.7.
The policy provides our Compensation Committee and our Board of Directors with adequate measures and flexibility, to tailor each of our Executive's compensation package, based among others on geography, business tasks, role, seniority, and skills.

2.8.	The Policy shall provide the Board of Directors with guidelines as to exercising its discretion under the Company’s equity plans.

2.9.	The Policy is guided by the principles set forth by Amendment 20 and the Law.

3.	Princlples of the Policy

3.1.	The Policy shall guide the Company’s management, Compensation Committee and Board of Directors with regard to the Office Holders' compensation.

3.2.
The Policy shall be reviewed at least annually by the Compensation Committee and the Board of Directors, to ensure its compliance with applicable laws and regulations as well as market practices, and its conformity with the Company’s targets and strategy. As part of this review, the Board of Directors will analyze the appropriateness of the Policy in advancing achievement of its goals, considering the implementation of the Policy by the Company during previous years.

3.3.
Any proposed amendment to the Policy shall be brought up to the approval of the Shareholders of the Company and the Policy as a whole shall be re-approved by the Shareholders of the Company at least every three years, or as otherwise required by Law.

3.4.
Our Policy shall be global, but its implementation shall be aligned with local practices and legal requirements and with our intention to treat our Executives fairly and consistently on a global basis.

3.5.
The approval procedures of Terms of Office and Employment as well as back-up data shall be documented in detail and such documentation shall be kept in the Company’s offices for at least seven years following approval.

3.6.	The compensation of each Office Holder shall be taxed and subject to mandatory or customary deductions and withholdings, in accordance with the applicable local laws.

4.	Compensation Committee Independence

4.1.
Our Compensation Committee will comprise of at least three members of our Board of Directors. Each member of our Compensation Committee must meet the independence requirements established under applicable law. All of our Outside Directors (who meet special independence, remuneration and other requirements as defined under the Law) will be appointed as members of the Compensation Committee.

II.	Executive Compensation

1.
When examining and approving Terms of Office and Employment, the Compensation Committee and Board members shall review the following factors and shall include them in their considerations and reasoning:

1.1.	Executive’s education, skills, expertise, professional experience and specific achievements.

1.2.	Executive’s role, scope of responsibilities and location.

1.3.	Executive’s previous compensation.

1.4.	The Company’s performance and general market conditions.

1.5.
The ratio between Executive’s compensation, including all components of the Executive’s Terms of Office and Employment, and the salary of the Company’s employees in particular with regard to the average and median ratios, and the effect of such ratio on work relations inside the Company as defined by the Law.

1.6.
Comparative information, as applicable, as to former Executives in the same position or similar positions, as to other positions with similar scopes of responsibilities inside the Company, and as to Executives in peer companies globally spread. The peer group shall include not less than 10 worldwide and local companies similar in parameters such as total revenues, market cap, industry and number of employees. The comparative information, as applicable, shall address the base salary, target cash incentives and equity and will rely, as much as possible, on reputable industry surveys.

2.	The compensation of each Executive shall be composed of, some or all, of the following components:

i.	Fixed components, which shall include, among others: base salary and benefits;

ii.	Variable components, which may include: cash incentives and equity based compensation.

iii.	Separation Package;

iv.	Directors & Officers (D&O) Insurance, indemnification; and

v.	Other components, which may include: Change in Control payment, Sign-on bonus, Relocation benefits, studies opportunities and Leave of Absence, etc.

3.	The plan for Executives compensation mix shall comprise of, some or all, of the following components:

Compensation Component	Purpose	Compensation Objective Achieved

Annual base salary	Provide annual cash income based on the level of responsibility, individual qualities, past performance inside the Company, and past experience inside and outside the Company.	• Individual role, scope and capability based compensation • Market competitiveness

Performance-based cash incentive compensation	Motivate and incentivize individual towards reaching Company, unit and individual's periodical and long-term goals and targets.	• Reward periodical accomplishments • Align Executive’ objectives with Company, unit and individual's objectives • Market competitiveness

Long-term equity-based Compensation	align the interests of the individual with the Shareholders of the Company, by creating a correlation between the Company’s success and the value of the individual holdings	• Company performance based compensation • Reward long-term objectives • Align individual's objectives with shareholders’ objectives Market Competitiveness

4.	The compensation package shall be reviewed with each Executive once a year, or as may be required from time to time.

Fixed compensation

5.	Base Salary:

5.1.
Our Compensation Committee and Board of Directors shall determine, from time to time, the target percentile, and/or range of precentiles, that our Executives' base salary shall meet, with respect to the peer group companies as aforesaid.

5.2.
The base salary is intended to provide annual cash income based on the level of responsibility, individual qualities, past performance inside the Company, and past experience inside and outside the Company.

6.	Benefits

6.1.	Benefits granted to Executives shall include any mandatory benefit under applicable law, as well as:

6.1.1.	Pension plan/ Executive insurance as customary in each territory.

6.1.2.
Additional benefits may be offered as part of the general employee benefits package (Private medical insurance disability and life insurance, transportation (including Company car), communication & media, Israeli education fund, etc.) –in accordance with the local policy of the Company.

6.2.	An Executive will be entitled to sick days and other special vacation days (such as recreation days), as required under local standards and practices.

6.3.
An Executive will be entitled to vacation days (or redemption thereof), in correlation with the Executive’s seniority and position in the Company (generaly up to 28 days annualy), subject to the minimum vacation days requirements per country of employmentas well as the local national holidays.

7.	Variable Components

7.1.
When determining the variable components as part of an Executive's compensation package, the contribution of the Executive to the achievement of the Company's goals, revenues, profitability and other key performance indicators ("KPI") shall be considered, taking into account, among others, the Company’s long term perspective and the Executive’s position.

7.2.
Variable compensation components shall be comprised of cash components which shall be mostly based on measurable criteria and on equity components, all taking into consideration a long term perspective.

7.3.	Our Board of Directors shall be authorized to reduce or cancel any cash incentive under circumstances which the Board of Directors deems, at its absolute discresion, to be exeptional.

8.	Cash Incentives

8.1.	Management by Objectives ("MBO") Plan

8.1.1.	MBOs are incentive cash payments to the Executives that vary based on the Company and unit’s performance and on their individual performance and contribution of the Executive to the Company.

8.1.2.
For each calendar year, our Compensation Committee and Board of Directors shall adopt an MBO plan, which will set forth, for each Executive, targets ,a corresponding target MBO payment (which shall be referred to as the “Target MBO”), and the rules or formula for calculation of the MBO payment once actual achievements are known.

8.1.3.
The Compensation committee and Board of Directors may include in the MBO plan predetermined thresholds, caps, multipliers, acceleratorsand deccelerators to corelate  an Executive’s MBO payments with actual achievements.

8.1.4.	The MBO Target of each Executive shall be calculated as a percentage of such Executive’s annual base salary, which shall not exceed 150% for each Executive.

8.1.5.	The annual MBO payment for each Executive in a given year shall be capped as determined by our Board of Directors, but in no event shall exceed 200% of such Executive's Target MBO.

8.1.6.	At least 80% of the targets shall be measurable. Such objective targets may include, among others, one or more of the following, with respect to the Executive:

•	Company's/ Unit's Revenues
•	Company's/ Unit's Operating Income
•	Pre-tax profits above previous fiscal year
•	Company's/ Unit's Bookings
•	Collection
•	Customer satisfaction ("CSAT")
•	KPIs
•	EPS
•	The achievement of predefined targets

A non substantial portion of up to 20% of the targets may be based on non-measurable criteria. If and to the extent permissible pursuant to the Law, with respect to all Executives except our CEO, our Compensation Committee and our Board of Directors may increase the portion of targets that are based on non-measurable criteria above the rate of 20%, up to the maximum portion permissible pursuant to the Law, but not to more than 50%. Such non-measurable criteria may be determined by our CEO with the approval of our Compensation Committee and our Board of Directors.

8.1.7.
The objective targets, as well as their weight, shall be determined in accordance with the Executive’s position, the Executive’s individual roles, and the Company and Unit’s  long term and short term targets.The measurable objective targets shall include one or more financial target, weighing at least 50% of the Target MBO.

8.1.8.
In the event that the Company's targets are amended by the Board of Directors during a particular year, the Board of Directors shall have the authorization to determine whether, and in which manner, such amendment shall apply to the MBO plan.

8.1.9.	The Board of Directors shall annually determine a threshold with respect to the Company’s objective targets under which no MBO payments shall be distributed.

8.1.10.	Adjustment to the Company and/or Unit objective targets may be made, when applicable, following major acquisitions, divesture, organizational changes or material change in the business environment.

8.1.11.	The value of the aggregate MBO payments for all Executives in a calendar year shall not exceed 10% of the Company’s non-GAAP net operating income.

8.2.	Change In Control Cash Payment

Our Compensation Committee and Board of Directors shall be authorized to grant an Executive, in connection with an event of a change in control of our Company (as defined in the Company's most recent equity plan, currently the 2008 plan, under the definition of "Corporate Transaction"), with a cash payment of up to 200% of such Executive's annual Total Cash Compensation.

9.	Equity Based Compensation

9.1.
The Company shall grant its Executives, from time to time, equity based compensation, which may include any type of equity, including without limitation, any type of shares, options, restricted share units (RSUs), share appreciation rights, restricted shares or other shares based awards (“Equity Based Components”), under any existing or future equity plan (as may be adopted by the Company), and subject to any applicable law. Equity Based Components may include any equity in a subsidiary of the Company, which Equity Value shall be determined by an independent appraisal and approved by the Board of directors.

9.2.	The Company believes that it is not in its best interest to limit the exercise value of Equity Based Components.

9.3.
Equity Based Components provide incentives in a long term perspective and shall be granted under most recent option plan of the company that defines the terms of these grants to all company’s employees. Our equity based components shall be in accordance with and subject to the terms of our existing or future equity plan and shall vest in installments, throughout a period which shall not be shorter than 3 years with at least a 1 year cliff.

9.4.	Equity Based Components may consist, among all others, of combination of shares, options and RSU’s provided that no more than 50% of the units of such mixture will be in RSUs, or restricted shares.

9.5.
In determining the Equity Based Components granted to each Executive, our Compensation Committee and our Board shall consider the factors specified in section II(1) hereinabove, and in any event its Equity Value at the time of grant shall not exceed: (i) with respect to the CEO- 800% of his annual base salary; and (ii) with respect to each of the other Executives- 500% of such Executive's annual base salary.

9.6.	In the event of a Corporate Transaction or a change in control event, unvested options may be accelerated as determined by the Board of Directors.

10.	Separation Package

10.1.
The following criteria shall be taken into consideration when determining Separation Package: the duration of employment of the Executive, the terms of employment, the Company’s performance during such term, the Executive’s contribution to achieving the Company’s goals and revenues and the retirement’s circumstances.

10.2.
Other than payments required under any applicable law, local practices, vesting of outstanding options, transfer or release of pension funds, manager's insurance policies etc. - the maximum Separation Package of each Executive shall not exceed the value of a one-time Total  Cash Compensation of such Executive's. Separation Package shall include any payment and/or benefit paid to an Executive in connection with such Executive's separation, all as defined in section 1 of the Law.

11.	Others

11.1.
Relocation – additional compensation per local practices and law may be granted to an Executive under relocation circumstances. Such benefits shall include reimbursement for out of pocket one time payments and other ongoing expenses, such as housing allowance home leave visit, etc., in accordance with the Company's relocation practices, approved by the Compensation Committee and Board of Directors.

11.2.
Leave of absence – an Executive shall be treated in accordance with pay practices in the relevant country, which may also have an effect on base salary and MBO payments, and vesting of equity in accordance with the Company’s Equity plans.

11.3.
Our Compensation Committee and our Board of Directors may approve, from time to time, with respect to any Executive, if they deem to be required under special circumstances or in case of an exceptional contribution to the Company, including in cases of retention or attraction of an Executive, the grant of a onetime cash incentive, of up to 100% the Executive's annual base salary.

12.	Clawback Policy

12.1.
In the event of a restatement of the Company’s financial results, we shall seek from our Office Holders reimbursement of any payment made due to erroneous restated data, with regards to each Office Holder’s Terms of Office and Employment that would not otherwise have been paid. The reimbursement shall be limited to such payments made during the 3-year period preceding the date of restatement. The above shall not apply in case of restatements that reflect the adoption of new accounting standards, transactions that require retroactive restatement (e.g., discontinued operations), reclassifications of prior year financial information to conform with the current year presentation, or discretionary accounting changes.

12.2.
Our Compensation Committee and Board of Directors shall be authorized to seek recovery to the extent that (i) to do so would be unreasonable or impracticable or; (ii) there is low likelihood of success under governing law versus the cost and effort involved;

III.	Director Remuneration:

Our non-executive Directors shall be entitled to remuneration composed of cash compensation which includes annual fee and meeting participartion fee, as well as equity based compensation, as an incentive for their contribution and efforts as directors of the Company.

In setting the compensation of our non-executive Directors, the Compensation Committee shall consider, among others, parameters it deems necessary in order to attract and retain highly skilled and experienced Directors.

1.	Cash Compensation:

1.1.	The Company’s non-executive directors may be entitled to receive an equal cash fee per year and per meeting in the amount equal to up to 2 times the fixed amount2 under the Law.

1.2.
The Vice Chairman of the Board of Directors and/or the Chairman of any Committee of the Board of Directors may be entitled to receive a cash fee per year and per meeting of up to 3 times the fixed amount under the Law.

1.3.	The Chairman of the Board of Directors shall be entitled to receive a cash fee per year and per meeting of to up to 6 times the fixed amount under the Law.

1.4.
The Company’s non-executive directors shall be reimbursed for their reasonable expenses incurred in connection with attending meetings of the Board of Directors and of any Committees of the Board of Directors.

2.	Equity Based Compensation:

2.1.	Each of the Company’s non-executive directors shall be entitled to receive equal equity based compensation per year, which value shall not exceed USD 150,000.

2.2.
The Vice Chairman of the Board of Directors and/or the Chairman of any Committee of the Board of Directors shall be entitled to receive equity based compensation per year of to up to twice the equity based compensation per year of the other non-executive directors.

2.3.	The Chairman of the Board of Directors may be entitled to receive equity based compensation per year of up to three times the equity based compensation per year of the other non-executive directors.

2.4.
The aggregate annual equity based compensation granted to all the non-executive directors shall not exceed the Equity Value of number of securities granted under our relevant equity plan, convertible into 0.3% of the Company’s outstanding share capital at the time of grant.

2.5.	The equity based compensation of each of the Company’s non-executive directors shall vest in 4 quarterly installments.

2.6.	Equity based compensation granted to our non-executive directors shall be granted under the existing or future equity plan of the Company.

3.	Outside Directors Compensation:

3.1.
The compensation of our outside directors shall be determined  and capped in accordance with the comparative compensation mechanism specified in section 8a- 8b of  the Companies Regulations (Rules regarding Compensation and Expense Reimbursement of Outside Directors) -2000.

IV.	Indemnification and Insurance

The Office Holders shall be entitled to the same directors and officer’s indemnification of up to the maximum amount permitted by law, directors and officers liability insurance as shall be approved by the Compensetion Committee, Board of Directors and our shareholders, all in accordance with any applicable law and the Company’s articles of association.

2 As of February 2013- NIS  91,140  per year and NIS 3,395 per meeting.

We shall be authorized to provide our directors and officers with a liability insurance policy limited to up to the limits approved by the shareholders at the 2012 annual general meeting.

Our Compensation Committee shall be authorized to increase the coverage purchased, and/or the premium paid for such policies, by up to 20% in any year, as compared to the previous year, or cumulatively for a number of years, without an additional shareholders' approval, if and to the extent permitted under the Law.

General

1.1.
The Compensation Committee and our Board of Directors shall be authorized to approve a deviation of up to 15% from any limits, caps or standards detailed in this Policy, and such deviation shall be deemed to be in alignment with this policy

1.2.
This Policy is set as guidance for the Company's relevant organs, with respect to matters involving the compensation of its Office Holders, and is not intended to, and shall not, confer upon any of the Office Holders, any rights with respect to the Company.